UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2007

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 1. Important Event issued by Masisa S.A. on December 20, 2007:

Santiago, December 20, 2007

Mr.
Superintendent
Superintendency of Securities and Insurance

Ref.:	SIGNIFICANT EVENT
Masisa S.A.
(Securities Registry N° 825)

Dear Sir,

Pursuant to what is laid down in article 9 and the second sub-paragraph of article 10 of Law Nº18.045 on the Securities Market and in General Regulation Nº30 of the Superintendency of Securities and Insurance, and duly empowered to such effect by the Board of Masisa S.A. (hereinafter referred to as “Masisa” or the “Company”) in a board meeting held on December 19, 2007, I hereby inform you of the following significant event concerning Masisa and its business:

On December 20, 2007, Masisa and Louisiana-Pacific South America S.A. (hereinafter referred to as “LP”), a Chilean related company of the U.S. entity called Louisiana-Pacific Corporation, signed a binding agreement for Masisa to sell LP 75% of the oriented strand board (hereinafter referred to as “OSB”) plant located in Ponta Grossa, Brazil, which Masisa owns through its Brazilian affiliate Masisa do Brasil Ltda.

The production capacity of the mentioned OSB plant is 350,000 cubic meters per annum.

To undertake this transaction, Masisa will form a new company in Brazil to which it will contribute the fixed assets of the OSB plant, selling LP 75% of the shareholding of such company. The remaining 25% will be owned by Masisa. The parties shall agree on a shareholders’ agreement, which shall regulate their rights and obligations as shareholders in the new company. Such agreement shall, among other matters, envisage put and call options for the stake Masisa shall maintain in such company.

The price agreed on for the total fixed assets of the OSB plant is approximately US$75,000,000, which is around the book value of these assets, and this sale should not therefore have any major accounting effects. This price excludes the working capital. The proceeds obtained from this transaction will mainly be allocated to reducing indebtedness.

The final closing of the aforementioned purchase and sale agreement is subject to the usual commercial conditions for these kinds of transactions and to due diligence, which is expected to be completed in the first quarter of 2008.

Masisa’s decision to divest its OSB assets is commensurate with its intention of focusing on its core business as the leading furniture and interior architecture board production and marketing company in Latin America.

Yours faithfully,

Enrique Cibié Bluth
CEO
Masisa S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2007

Masisa S.A.

By:	/s/ Patricio Reyes
Patricio Reyes General Counsel